Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Integrys Energy Group, Inc. (“Integrys”) sent the following communication to its employees concerning the proposed acquisition of Integrys by Wisconsin Energy Corporation:

All-Employee Email

Subject Line: Integrys and Wisconsin Energy to Join Forces, Creating a Leading Midwest Electric and Gas Utility

June 23, 2014

Dear Colleagues,

This morning, we announced that we are joining forces with Wisconsin Energy Corporation to create a leading Midwest electric and natural gas utility. Together, we will serve 4.3 million metered customers across Wisconsin, Illinois, Michigan and Minnesota.  A copy of the news release is available here – http://www.integrysgroup.com/transaction/.

I realize that this news may come as a surprise, so I wanted to take this opportunity to share my perspective and why I believe that this combination is good news for our company, our employees and our customers.

For those of you who may not be familiar with Wisconsin Energy, they have been in the utility business for more than 120 years, with predecessor companies that also date back to the late 1800s.  Today, they are Wisconsin’s largest electric and gas distribution company with approximately 2.2 million metered customers, and like us, they are committed to operational excellence, their people and the communities they serve.  Notably, Wisconsin Energy is consistently ranked as one of the best companies in the nation for reliability and customer satisfaction.

Simply stated, combining with Wisconsin Energy provides a unique opportunity to build on our strong platform to invest in our infrastructure, deliver value to customers, offer more diverse opportunities for employees and create more value for our shareholders.

So what does this mean for you?  First, it’s important to note that we are in the early days. Today’s announcement is just the first step in the process, and the transaction is not expected to close until the summer of 2015, pending normal shareholder and regulatory approvals.  Until then, it should be business as usual at Integrys.  After closing, the combined company – which will be named WEC Energy Group, Inc. – will be headquartered in metropolitan Milwaukee with operating headquarters in Green Bay, Chicago and Milwaukee and our operating utilities will continue to operate under the same brands. Wisconsin Energy will honor all existing labor agreements and maintain historic levels of community involvement and charitable contributions.

There will be little change in the way our field and energy delivery teams carry out their daily responsibilities.  While some people in our corporate and shared services teams may be affected in the future, it is far too early to speculate about how needs will change.  Just like us, Wisconsin Energy’s primary focus is on safe, reliable and efficient operations and service to its customers, and when there has been a need to reduce staffing, Wisconsin Energy’s strong preference is to use attrition, retirements and voluntary severance as the path to achieve the needed results.

Of course, we are committed to communicating regularly to tell you as much as we can, as soon as we can.  In the meantime, we will continue to operate as separate companies. It is important that everyone stays focused on safety, reliability and all we do to keep the lights on and gas flowing.  Our customers count on us every day and we don’t intend to let them down.

This announcement is a clear endorsement of what the entire Integrys team has accomplished over the years.  Through this combination, we will be in a great position to share best practices across a larger organization in a way that builds on our mutual commitment to high-quality customer service, innovative energy efficiency programs, environmental stewardship and safety.

In today’s press release, we also announced that we are in the late stages of a competitive process to divest Integrys Energy Services, our non-regulated marketing subsidiary.  As part of our ongoing assessment of Integrys’ portfolio of businesses, we previously determined it was appropriate to divest Integrys Energy Services’ retail electric and natural gas business and began that process earlier this year.  I am pleased to report that the process is moving forward as we expected and we anticipate completing it soon.  I thank the team at Integrys Energy Services for having built a successful, customer-focused business over the years.

I know you will have questions about today’s news.  Your leaders will be hosting meetings later today and we will be posting a Q&A document to our PowerNet site that should answer many of your initial questions.

We expect today’s news to attract the attention of media and other third parties.  As a matter of corporate policy, we ask that if you receive any media, investor or external inquiries, please refer them to Kathy Hartman at 1-800-977-2250.

Thank you for your tireless efforts and your many contributions to Integrys’ continuing success.

Sincerely,

Charlie Schrock
Chairman and Chief Executive Officer

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.